Exhibit 99.1

Company Contact Rob Schreck Cimetrix, Incorporated Phone: (801) 256-6500 Fax: (801) 256-6510 rob.schreck@cimetrix.com

FOR IMMEDIATE RELEASE
Cimetrix Announces First Quarter 2013 Financial Results
Eight Design Wins Contribute To 8% Increase in Software Revenue from Prior Quarter

SALT LAKE CITY, UT — May 13, 2013 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the first quarter of 2013.

First Quarter 2013 Financial Results
•	Total software revenue increased 8% to $1,349,000 compared to $1,252,000 in the fourth quarter of 2012, and increased 11% compared to $1,210,000 in first quarter of 2012
•	Net income for the quarter was $29,000, up $9,000 compared to the fourth quarter of 2012 and up $14,000 compared to the first quarter of 2012 for 15 consecutive quarters of profitability
•
New software license revenue, comprised of software development kits (SDKs) and the ongoing runtime licenses for each machine shipped with Cimetrix software,  was up 14%, to $1,115,000 compared to the fourth quarter of 2012, and up 15% compared to the first quarter of 2012

•
Services revenue fell 26% to $50,000 compared to $68,000 in the previous quarter and down 87% from the first quarter of 2012 services revenue of $378,000, in line with the Company’s strategy shift from turnkey solutions to training and coaching

•	Eight new design wins that will contribute to long term revenue

Management Comments

“We see evidence of the beginning of an up cycle in the semiconductor industry. We see improved outlook from industry analysts and the SEMI book-to-bill reports. In addition, we had a very strong quarter of SDK revenue as a result of eight new design wins, which shows that OEMs are ready to design new semiconductor manufacturing equipment. The SDK revenue enabled us to achieve an increase in new software license revenue on a sequential quarter basis and maintain profitability,” stated Bob Reback, president and chief executive officer. “Each design win should result in a long term revenue stream when our customers complete the integration and begin shipping machines using Cimetrix software products, which typically takes six to eighteen months.”

Mr. Reback continued, “It is always hard to predict orders associated with new design wins, and we also do not expect to be able to repeat that performance next quarter. However, new design wins are a key element that is the first step in building long term revenue streams.”

“Cimetrix is continuing to execute our strategy of gaining market share, investing in new product developments, and maintaining profitability during down cycles, which positions the company for growth and increased profitability during up cycles. We are maintaining our leadership in the semiconductor, PV, and HB-LED industries while investing in R&D for new product families that address larger adjacent markets, ultimately leading to greater long-term growth.”

First Quarter 2013 Highlights

•
Eight (8) new customer design wins. The Company was awarded eight new design wins for its SDK’s by a wide range of customers in North America and Europe. The customers are developing equipment for semiconductor wafer fabrication, backend semiconductor equipment, and HB-LED production equipment. These wins are expected to provide new runtime license revenue beginning in 2014 and continuing for many years.

•
Strengthening relationships with Services Partners. The Company strengthened its relationships with its global network of software integrators that are able to assist Cimetrix customers in the use of Cimetrix products. Cimetrix has relationships with integration partners in Europe, North America and Asia to provide local systems integration services, which enables Cimetrix to focus its resources on product development activities.

•
Continuing R&D for new product opportunities. Cimetrix has significant expertise in building software products for very demanding capital equipment in the world’s most integrated and automated factories. The Company believes there are numerous opportunities to leverage this expertise to build new products for both its current customer base as well as much larger markets. As part of the Company’s R&D strategy, it continues to work closely with industry leaders and ISMI (International SEMATECH Manufacturing Initiative). The Company initiated a new project with ISMI intended to demonstrate critical capability to ISMI member companies, which has the potential to lead to new products.

Second Quarter 2013 Outlook

The capital equipment markets for the PV and LED industries remain extremely low and we have no visibility yet into when these markets will improve. All indications are that semiconductor machine shipments will continue to increase during the second quarter of 2013, which should provide increased runtime license revenue for Cimetrix that we hope will offset the expected decline in SDK revenue. If the large chip makers proceed with their stated capital spending plans, then this industry up cycle of semiconductor machine shipments should continue increasing on a sequential quarter basis for the remainder of 2013.

About Cimetrix Incorporated
Cimetrix (OTCBB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMI SECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI/SEMATECH) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future prospects and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31,
ASSETS	(Unaudited)	2012
Current assets:
Cash	$1,036,000	$1,027,000
Accounts receivable, net	656,000	642,000
Inventories	11,000	16,000
Prepaid expenses and other current assets	97,000	102,000
Total current assets	1,800,000	1,787,000

Property and equipment, net	82,000	81,000
Goodwill	64,000	64,000
Other assets	15,000	20,000

	$1,961,000	$1,952,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$46,000	$49,000
Accrued expenses	156,000	230,000
Deferred revenue	382,000	338,000
Total current liabilities	584,000	617,000

Total liabilities	584,000	617,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,467,006 and 45,567,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,705,000	33,683,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,283,000)	(32,303,000)
Total stockholders’ equity	1,377,000	1,335,000

	$1,961,000	$1,952,000

See accompanying notes to condensed consolidated financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended
	March 31,
	2013	2012
Revenues:
New software licenses	$1,115,000	$968,000
Software license updates and product support	234,000	242,000
Total software revenues	1,349,000	1,210,000
Professional services	50,000	378,000

Total revenues	1,399,000	1,588,000

Operating costs and expenses:
Cost of revenues	583,000	744,000
Sales and marketing	266,000	271,000
Research and development	191,000	218,000
General and administrative	315,000	323,000
Depreciation and amortization	17,000	15,000

Total operating costs and expenses	1,372,000	1,571,000

Income from operations	27,000	17,000

Other income (expenses):
Other income	3,000	-

Total other expenses, net	3,000	-

Income before income taxes	30,000	17,000

Provision for income taxes	1,000	2,000

Net income	$29,000	$15,000

Net income per common share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

Weighted average number of shares
outstanding:
Basic	45,746,000	45,698,000
Diluted	46,373,000	45,763,000

See accompanying notes to condensed consolidated financial statements